UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Meeting of Shareholders Results

On June 23, 2017, Box Ships Inc. (the "Company") reconvened its 2017 annual meeting of shareholders (the "Annual Meeting") in Voula, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated April 19, 2017, which Annual Meeting was initially called to order on May 31, 2017 and adjourned, in order to permit additional time to solicit stockholder votes.

At the Annual Meeting, the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around April 21, 2017, were approved and adopted:

1.	To elect one Class B Director and one Class C Director of the Company to serve until the 2020 Annual Meeting of Shareholders; and

2.	To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

Adjournment of Annual Meeting of Shareholders

The Company has announced that after the voting occurred on the two proposals approved, as discussed above, its Annual Meeting has been further adjourned until July 14, 2017 at 2:00 pm Greek time/7:00 am Eastern Standard Time. No votes were taken at the Annual Meeting, on the remaining proposal. On June 23, 2017, the Company issued a press release announcing the results of the Annual Meeting and the further adjournment.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Press release, dated June 23, 2017, issued by Box Ships Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2017	BOX SHIPS INC.

	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer